Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

August 8,  2011

Alicia Lam,  Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re: Premier Holding Corp.

       Registration Statement on Form S-1

       Amended July 21, 2011

       File No. 333-174049

       Form 10K/A for Fiscal Year Ended December 31, 2011

       Amended July 21, 2011

       File No. 000-53824

Dear Ms. Lam:

The company is in receipt of your comment letter of July 29, 2011.  The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments.

Amendment 4 to Registration Statement on Form S-1 filed July 21, 2011

Determination of Offering Price, page 13

1.

We have amended our disclosures to list all the factors the board of directors considered in determining the offering price of $0.25.

Item 17: Undertakings

2.

We have revised the disclosures to include all the undertakings required by Item 512(a)..

Exhibit 23.2

3.

Our auditors have revised their consents.

Amendment No. 3 to Form 10-K for fiscal year ended December 31, 2010

Exhibits 31.1 and 31.2

Signatures, page 32

4.

We have revised the signatures.

Exhibits 31.1 and 31.2

5.

We have revised the exhibits accordingly.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide the written statement requested should we request acceleration of the effective date of the registration statement.

Sincerely yours,

/s/ Jack Gregory

JACK GREGORY

CEO

cc: Kenneth Eade

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